EXHIBIT 99.1

Alvarion (in Interim Liquidation and Receivership) Receives NASDAQ Delisting Decision

ROSH HA'AYIN, Israel, Jan. 15, 2014 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in interim liquidation and receivership) (Nasdaq:ALVR) (the "Company") announced today that by letter dated January 14, 2014, the Company was notified that the NASDAQ Listing Qualifications Hearings Panel (the "Panel") has determined to delist the Company's ordinary shares from The NASDAQ Capital Market, and to suspend trading in the shares effective at the open of business on January 16, 2014.

The ordinary shares were subject to delisting from NASDAQ, pursuant to NASDAQ Listing Rule 5110(b), due to the Company's bankruptcy proceedings in Israel. On October 3, 2013, the Company appeared before the Panel, which subsequently granted the Company an extension through January 13, 2014 to complete the receivership proceedings in Israel and evidence compliance with the applicable NASDAQ Listing Rules. The Company failed to timely satisfy the terms of the Panel's decision.

The Company may request that the NASDAQ Listing and Hearing Review Council review this decision. The appeal must be received within 15 days from the date of the Panel's letter.

The Company's ordinary shares will begin trading on the OTCQB Market effective with the open of the market on January 16, 2014, under the trading symbol ALVRQ.

In addition, the Company was advised by the Tel Aviv Stock Exchange (the "TASE"), that trading in the Company's ordinary shares on the TASE will be suspended simultaneously with the commencement of suspension by NASDAQ.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in keeping its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         ir@alvarion-ltd.com